

October 17, 2013

Via E-mail
Benny Powell
President
Red Giant Entertainment, Inc.
614 E. Hwy. 50, Suite 235
Clermont, FL 34711

Re: Red Giant Entertainment, Inc.
Amendment No. 3 to Form 8-K
Filed September 20, 2013
File No. 001-34039

Dear Mr. Powell:

        We have reviewed your amended filing and responses to our letter dated May 9, 2013 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Item 5.06 – Change in Shell Company Status, page 6

Overview, page 6

1. We note your response to our prior comment 4 that, since inception, you have generated $91,972 through advertising, publishing sales and creative services. Please disclose the amount of revenue you generated in each such category and please briefly describe the creative services you provide. In this regard, it appears that as of June 18, 2013 your only source of revenues was from advertising on your Keenspot sites. Refer to page 7.

2. We note your response to our prior comment 5 and reissue in part. Please disclose here that as of June 18, 2013 you had no plans to raise additional funds and that you had not calculated the amount of funds necessary to accomplish your business goals.

3. We note your response to our prior comment 6 and reissue. Please disclose in this section that the $29,250 cost of developing the graphic novel artwork may not reflect the value of the asset.

4. Please file your agreement with Active Media Publishing, LLC as an exhibit and, in an appropriate place in your Form 8-K, please disclose the material terms of this agreement, including the approximate dollar value of the amount involved in the transaction. Refer to Item 404 of Regulation S-K.

5. We note your response to our prior comments 8, 9 and 12 and reissue in part. On page 8, you state that you "intend to engage initially in licensing, and thereafter, in direct production to the mass market retail book reader, to those who collect books and to those who read using the internet as a source of product." Please disclose the steps necessary to accomplish these goals. In addition, please clearly describe the products and services you intend to offer, identify your target market for such products and services and how you intend to reach your target market. For example, on page 8, in your Mass Market Book Distribution section, disclose your target market, how you intend to reach this market, including where you intend to offer the products, and whether these books are intended to be offered in hardcopy or in electronic form.

6. Please disclose, if true, that you did not know the amount you intended to charge for subscriptions, products, licenses or advertisements, with the exception of the advertisements sold on your Keenspot sites.

Creative and Production Process, page 8

7. We note your response to our prior comment 10 and reissue in part. Please clarify what you mean by the rates of payment for artists and writers vary widely depending on the "contractor." In this regard, we note that you intend to hire "freelance" artists and writers. Please revise for consistency and clarity.

Collected Book Distribution, page 8

8. We note that this line is intended to consist of four to five issues bundled together to create a graphic novel. Please disclose if the issues you intend to bundle together are the books described in the Mass Market Book Distribution section, which consist of four titles that you intend to publish on a monthly, one title that you intend to publish on a quarterly basis and one title that will consist of 32 pages of content.

Electronic Book Distribution, page 8

9. We note your response to our prior comment 13 and reissue in part. Please disclose how the advertisement rates are determined pursuant to your agreement with Keenspot and please disclose a range of the rates that are charged.

Employees, page 15

10. Please revise to disclose any conflicts Mr. Powell's position as chief executive officer of Active Media may cause here and in your Risk Factors section.

11. Please disclose the number of hours that Mr. Powell devotes to your company. In this regard, we note that he also serves as the chief executive officer of Active Media. As appropriate, please also add a risk factor to discuss the risk created by the limited number of hours that Mr. Powell devotes to your company.

<u>Financial Statements and Exhibits, page 25</u>

<u>General</u>

12. Please re-file the audited financials with the requested changes when they become available.

<u>Exhibit 10.2 - December 31, 2011 Audited Financial Statements of Red Giant</u>

13. We note your response to our prior comments 21, 27, 28 and 29 pertaining to the December 31, 2011 audited financial statements that you are awaiting approval from the auditors to include the proposed changes. Please ensure that the revised statements of operations also separately discloses the amount of revenue from the sale of books and revenue from creative services and advertising, along with the separate amount of cost of sales for each.

<u>Exhibit 10.3 - May 31, 2012 Unaudited Interim Financial Statements of Red Giant</u>

<u>Statements of Operations, page F-2</u>

14. We have reviewed your response to prior comment 30. Please revise the statements of operations to separately disclose the amount of revenue from the sale of books and revenue from creative services and advertising, along with the separate amount of cost of sales for each.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Bruce G. Lee
        Oswald & Yap